VOTE ON INTERNET

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Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on December 28, 2025.

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VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Extraordinary General Meeting which will be be held at 10:00 a.m., Beijing Time on December 30, 2025 (December 29, 2025, at 9:00 p.m. Eastern Time), at 15th Floor, Xingang Square, Hubin North Road, Siming District, Xiamen City, Fujian Province, China, 361013.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders Proxy Card - LICHEN INTERNATIONAL LIMITED

DETACH PROXY CARD HERE TO VOTE BY MAIL

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

1. As an ordinary resolution, "That (a) the increase of the authorized share capital of the Company from US$1,000,000.00 divided into (a) 100,000,000 series A ordinary shares of par value US$0.008 each and (b) 25,000,000 series B ordinary shares of par value US$0.008 each, to US$200,000,000.00 divided into (a) 20,000,000,000 series A ordinary shares of par value US$0.008 each and (b) 5,000,000,000 series B ordinary shares of par value US$0.008 each, by the creation of additional (a) 19,900,000,000 series A ordinary shares of par value US$0.008 each and (b) 4,975,000,000 series B ordinary shares of par value US$0.008 each to rank pari passu in all respects with the existing shares in the capital of the Company be and is hereby approved (the "Share Capital Increase"); and (b) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Share Capital Increase and the transactions contemplated thereunder and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company."

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. As a special resolution, "THAT the Company's existing amended and restated memorandum and articles of association be amended as follows: (i) by deleting article 39 of the Company's existing amended and restated articles of association in its entirety and replacing it with the following: "39. The Company may, but shall not be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the Directors, in accordance with these Articles."; (ii) by deleting article 43 of the Company's existing amended and restated articles of association in its entirety and replacing it with the following: "43. No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business; the quorum shall be: (a) if the Company has only one Member: that Member; or (b) if the Company has more than one Member i. subject to Article 43(b)(ii), two or more Members; or ii. subject to Article 45, for so long as any shares are listed on a Designated Stock Exchange, one or more Members holding shares that represent not less than one-third of the voting rights of the outstanding issued shares carrying the right to vote at such general meeting."; and (iii) by deleting article 45 of the Company's existing amended and restated articles of association in its entirety and replacing it with the following: "45. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members' requisition, shall be dissolved, and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum." ("Amendments of Articles")."

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. As an ordinary resolution, "That (a) the consolidation of the Company's issued and unissued series A and series B ordinary shares at a ratio of not less than one (1)-for-twenty (20) and not more than one (1)-for-two hundred (200) (the "Range"), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the "Board") in its sole discretion within eighteen months after the date of passing of this resolution (the "Share Consolidation"), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved and (c) the Board be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation."

☐ FOR ☐ AGAINST ☐ ABSTAIN

(PROPOSALS CONTINUED ON REVERSE SIDE)

Date	**Signature**	**Signature, if held jointly**
______________________	______________________	______________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

LICHEN INTERNATIONAL LIMITED
EXTRAORDINARY GENRAL MEETING OF SHAREHOLDERS
TO BE HELD ON
DECEMBER 30, 2025

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

4. As a special resolution, "That subject to and conditional upon the passing of Resolutions One and Two above in respect of the Share Capital Increase and the Amendments of Articles, with immediate effect after the close of this meeting, (a) the amendment of the existing amended and restated memorandum and articles of association of the Company to reflect the Share Capital Increase and the Amendments of Articles be and hereby approved; (b) the amended and restated memorandum and articles of association of the Company (the "Amended and Restated Memorandum and Articles of Association") be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the adoption of the Amended and Restated Memorandum and Articles of Association and the transactions contemplated thereunder and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company."

☐ FOR ☐ AGAINST ☐ ABSTAIN

5. As a special resolution, "That subject to and conditional upon the passing of Resolutions One, Two and Three above in respect of the Share Capital Increase, the Amendments of Articles and the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the amended and restated memorandum and articles of association of the Company as at the effective date of the Share Consolidation to reflect the Share Capital Increase, the Amendments of Articles and the Share Consolidation be and is hereby approved; (b) the amended and restated memorandum and articles of association of the Company be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the amended and restated memorandum and articles of association of the Company as at the effective date of the Share Consolidation and (c) any one director of the Company be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the amendment of the amended and restated memorandum and articles of association of the Company and the transactions contemplated thereunder and to attend to any necessary registration and/or filing in the Cayman Islands for and on behalf of the Company."

☐ FOR ☐ AGAINST ☐ ABSTAIN

6. As an ordinary resolution, "That this meeting be and is adjourned to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Resolution One above, Resolution Two above, Resolution Three above, Resolution Four and/or Resolution Five above."

☐ FOR ☐ AGAINST ☐ ABSTAIN

The shareholder(s) hereby appoint(s) Mr. Ya Li as proxy, with the power to appoint his substitute, and hereby authorize(s) them to represent an to vote, as designated on this ballot, all of the Class A ordinary shares and Class B ordinary shares of Lichen International Limited that the shareholder(s) is/are entitled to vote at the extraordinary general meeting of shareholders of the Company (the "Meeting"). The Meeting will be held on in person only on December 30, 2025, at 10:00 a.m., Beijing Time (December 29, 2025, at 9:00 p.m. Eastern Time), at 15th Floor, Xingang Square, Hubin North Road, Siming District, Xiamen City, Fujian Province, China, 361013, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction if made, this proxy will be voted in accordance with the Board of Directors' recommendations.

(Continued and to be signed on the reverse side)